

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2013

Via E-mail
James Cassidy
President
Canyonwalk Acquisition Corporation
215 Apolena Avenue
Newport Beach, CA 92662

      Re: **Canyonwalk Acquisition Corporation**
             Amendment No. 1 to Registration Statement on Form 10
             Filed August 26, 2013
             Form 10-Q for Fiscal Quarter Ended June 30, 2013
             Filed September 10, 2013
             File No. 000-54978

Dear Mr. Cassidy:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10

Jumpstart Our Business Startups Act, page 3

1.   Please revise your disclosure added in response to prior comment 5 to clarify which of the disclosed types of transactions you are not able to engage in pending the effective date of new rules.

Security Ownership of Certain Beneficial Owners and Management, page 18

2.   We note that this registration statement has become effective automatically per Section 12(g) of the Exchange Act; however, no reports were filed pursuant to Section 16 of the

Exchange Act. Please confirm to us that your first Form 10-K will disclose the failure to file as required by Form 10-K Item 10 and Regulation S-K Item 405.

Recent Blank Check Companies, page 20

3.   From your response to prior comment 10, it remains unclear how you transferred control of Hardwood Acquisition and Lightwood Acquisition without issuing shares to any new stockholders. Please clarify how your affiliates no longer control these entities if they still own all of the entities' shares. Also clarify the reason for engaging in a "change in control" transaction that does not involve new shareholders.

Conflicts of Interest, page 26

4.   Please address that part of prior comment 9 that asked you to tell us the nature and amount of consideration your affiliates received in connection with companies that are or were publicly reporting shell companies controlled by your affiliates. In this regard, it remains unclear whether your disclosure is complete without investors having this information to evaluate your interests when structuring transactions involving this registrant and when you structured the transactions that you describe under the heading "Recent Blank Check Companies." See for example Exchange Act Rule 12b-20. You may disclose a range of consideration received if the range is meaningful and would provide all required disclosure.

Item 10. Recent Sales of Unregistered Securities, page 30

5.   Please reconcile your disclosure that you issued 10 million shares of your common stock to ABN Bridge Corporation on May 7, 2013 with your statement in Part II of your Form 10-Q that you issued 10 million shares to MB Americus LLC on May 15, 2013. Please also revise your disclosure on page 18 of your Form 10 as appropriate.

Form 10-Q for Fiscal Quarter Ended June 30, 2013

Exhibit 31

6.   We note your reference to the "period covered by the report" under the signature line of this exhibit. Please confirm to us that James Cassidy was your principal executive officer and principal financial officer at the time you filed this Form 10-Q. Also revise future filings to remove any implication to the contrary. See Question and Answer 13 of the "Division of Corporation Finance: Sarbanes-Oxley Act of 2002 – Frequently Asked Questions" (November 8, 2002, revised November 14, 2002) available on the Commission's web site.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Lee Cassidy